Exhibit 12
WPX Energy, Inc.
Computation of Ratio of Earnings to Fixed Charges

Six months ended June 30,
2017
(Millions)
Earnings:
Income from continuing operations before income taxes	$148
Add:
Fixed Charges:
Interest accrued, including proportionate share from 50% owned investees and unconsolidated majority-owned investees (a)	93
Rental expense representative of interest factor	3
Total fixed charges	96
Total earnings as adjusted	$244
Fixed charges	$96
Ratio of earnings to fixed charges	2.54
Preferred dividend requirement	$12
Combined fixed charges and preferred dividends	108
Ratio of earnings to combined fixed charges and preferred dividends	$2.26
__________

(a)
Does not include interest related to income taxes, including interest related to liabilities for uncertain tax positions, which is included in the provision for income taxes in our Consolidated Statements of Operations.